UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Act of 1934

OROMIN EXPLORATIONS LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

687082 10 7

(CUSIP Number)

James G. Stewart, General Counsel

Suite 2000 - 1055 West Hastings Street, Vancouver, British Columbia

CANADA V6E 2E9

Tel.: 604-331-8772   Fax: 604-331-8773

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 12, 2005

(Date of Event which Requires Filing of This Statement)

CUSIP No. 687082 10 7

SCHEDULE 13D

1	NAME OF REPORTING PERSON CHET IDZISZEK S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY ________________________________________________
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES	7	SOLE VOTING POWER 7,523,093
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,523,093
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Shares:

7,523,093

Stock Options:

763,000

Promissory Note for CAD$325,000 convertible into units of the Issuer

(one share + one 2year warrant); maximum number of shares to be acquired upon conversion, including the exercise of the warrants:

1,444,444

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (calculated on partially diluted basis) 31.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 687082 10 7

SCHEDULE 13D

Item 1. Security and Issuer

Class of Securities:

Common shares without par value

Name of Issuer:

OROMIN EXPLORATIONS LTD.

Address of Issuer:

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia

CANADA V6E 2E9

Tel.: 604-331-8772 / Fax: 604-331-8773

Item 2. Identity and Background

(a)

Name of Stockholder:

Chet IDZISZEK

(b)

Residence or business address:

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia

CANADA V6E 2E9

(c) Occupation and address of employer:

President of MADISON ENTERPRISES CORP.

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia

CANADA V6E 2E9

(d)

Not applicable

(e)

Not applicable

(f)

Citizenship:

CANADA

Item 3. Source and Amount of Funds or Other Consideration

Mr. Idziszek uses his personal funds for all acquisitions made.

Item 4. Purpose of Transaction

Mr. Idziszek is President of the Issuer. He buys and sells solely for investment purposes.

CUSIP No. 687082 10 7

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

(a)

Aggregate number of securities owned:

Common Shares	7,523,093	26.4% of I/O Capital
Incentive stock options	763,000
Promissory Note for CAD$325,000 convertible into 722,222 units of the Issuer(one share + one 2year warrant); maximum number of shares to be acquired upon conversion, including the exercise of the warrants:	1,444,444

On a partially diluted basis, assuming the exercise of all Options and Warrants, the percentage held is		31.6% of I/O Capital

(b)

Sole voting power:

7,523,093

Shared voting power:

 0

Sole dispositive power:

7,523,093

Shared dispositive power:

 0

(c)

Following are descriptions of the Reporting Person's transactions in the Issuer's reported securities during the last sixty days:

Date of Transaction	Amount of Securities Involved	Price in CAD$	How Transaction Was Effected
Aug. 18, 2005	200,000 common shares	0.41 per share	Sale carried out through a private transaction.
Sep. 8, 2005	250,000 common shares	0.20 per share	Acquisition pursuant to the exercise of incentive stock options.
Sep. 19, 2005	20,000 common shares	0.20 per share	Sale carried out through a private transaction.
Sep. 28, 2005	100,000 common shares	0.41 per share	Sale carried out through a private transaction.
Oct. 6, 2005	100,000 common shares	0.75 per share	Acquisition carried out through a private transaction.
Oct. 12, 2005	Promissory Note for CAD$325,000 Convertible into 722,222 units of the Issuer (each unit of one share plus one 2year warrant)	0.45 per unit	The Issuer recently received regulatory approval for an existing loan from Mr. Idziszek to the Issuer that it can be converted, at his option, into units of the Issuer.

CUSIP No. 687082 10 7

SCHEDULE 13D

(d)

No other person has such rights other than the respective reporting person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Original Loan Agreement dated April 28, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

October 14, 2005

Signature

“Chet Idziszek”

Name/Title:

Chet Idziszek

CUSIP No. 687082 10 7

Exhibit Page 1

Exhibit to Item 7.

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 28, 2005

Chet Idziszek

8211 Old Mine Road

Powell River, British Columbia

V8A 4Z3

Dear Chet:

Re:

Loan of $325,000

This letter will serve to confirm the agreement of yourself (the “Lender”) and Oromin Explorations Ltd. (“Oromin”) whereby the Lender has agreed to lend Oromin the sum of C$325,000 in order to pay Oromin’s share of costs associated with Oromin’s acquisition of the Sabodala gold property.  This loan is one of four loans totalling C$625,000 advanced to the Company in February 2005, all of which are equal in priority and which will be repaid out of the proceeds of the Oromin’s next financing.

In consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto to the other party and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

the Lender will lend and Oromin will borrow the amount of C$325,000 (the “Loan”);

2.

the Loan shall bear interest at the rate of 12% per annum, compounded monthly;

the Loan shall repayable in full, including interest, within five business days following the closing of Oromin’s next financing sufficient to pay the Loan and the other loans advanced in February 2005 on the same terms as those hereof (the “Other Loans”), but in any event twenty-four months following the date on which the Loan is advanced, but can be prepaid, along with accrued interest, by Oromin at any time before maturity without penalty;

the Loan shall rank equally in priority with the Other Loans;

CUSIP No. 687082 10 7

Exhibit Page 2

the Lender shall be entitled to convert all or any part of the Loan into units of Oromin at price of C$0.45 per unit; each unit shall consist of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of C$0.45 per share for a period of two years following the date of conversion of the Loan;

Oromin shall execute in favour of the Lender a promissory note in the form attached hereto as Schedule “A”; and

this agreement is subject to regulatory approval.

Please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.  This agreement is subject to all applicable regulatory approvals.

Yours Truly,

OROMIN EXPLORATIONS LTD. Signed: James Stewart per: J.G. Stewart Secretary	Agreed to and accepted this 28th day of April, 2005. Signed: Chet Idziszek Chet Idziszek

JGS:sh

CUSIP No. 687082 10 7

Exhibit Page 3

This is Schedule “A” to that certain letter agreement between Oromin Explorations Ltd. and Chet Idziszek dated the 28th day of April 2005.

PROMISSORY NOTE

C$325,000	April 28, 2005

FOR VALUE RECEIVED, OROMIN EXPLORATIONS LTD. (the “Company”), with offices at Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9, DOES HEREBY PROMISE TO PAY, to the order of Chet Idziszek, at 8211 Old Mine Road, Powell River, British Columbia V8A 4Z3, the sum of THREE HUNDRED AND TWENTY FIVE THOUSAND DOLLARS in lawful money of Canada ($325,000) with interest at the rate of twelve percent (12%) per annum, compounded monthly, before and after default and until actual payment, within five business days following the closing of the Company’s next financing sufficient to generate net proceeds of not less than C$625,000, but in any event by February 2, 2007, provided however that all amounts owing hereunder can be prepaid, along with accrued interest, by the Company at any time before maturity without penalty.

The Company does hereby waive presentment for payment, protest, notice of protest and notice of non-payment.

OROMIN EXPLORATIONS LTD.

Per: